December 12, 2005
Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation
Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31,
2004, March 31, 2005 and June 30, 2005
File No. 0-21682
Dear Ms. Shah:
This letter is in response to questions the Staff raised on the Friday, December 9 conference call.
Comment #1
Please provide additional information regarding the $3.6 million fair value of deferred PCS revenue. Either: (1) provide additional information supporting how the fair value was determined; (2) obtain an independent valuation of the deferred PCS revenue, or (3) conclude that the fair vale of the deferred PCS revenue is $0.
Response:
The company believes the deferred PCS revenue amount was appropriately determined and that the related accounting is in accordance with EITF 01-3. However, given the company’s desire to timely file its 2005 10-K, our belief that continuing discussions on this matter will preclude our timely filing, and the expected cost and time involved in engaging an independent valuation firm, the company concludes that the fair value of the deferred PCS revenue is $0 and will therefore restate 2003 and 2004 to reflect this conclusion.

Comment #2
Describe the nature of the fiscal 2005 revenue restatements in the SAB 99 analysis.
Response:
In response to the Staff’s comments, the company has conducted an exhaustive review of revenue recognized for its geolocation products subsequent to the 2003 acquisition of Allen Telecom. Although unrelated to the specific dimensions of revenue recognition that have been the focus of our discussions with the Staff (i.e. the application of SOP 97-2 and the timing of revenue recognition on PSAP integration services based on contractual rights), the company noted during its detailed review of this matter that approximately $1 million of revenue recognized in the first quarter of fiscal 2005 should have been recorded in the fourth quarter due to an incorrect VSOE amount being applied to certain purchase orders completed during the period. Management determined that the inclusion of these quarterly restatements in the company’s 2005 Form 10-K was appropriate.
Comment #3
How did the revenue restatements affect the intangible asset balance and subsequent amortization expense.
Response:
The company acquired, as part of the Allen Telecom acquisition, certain intangible assets including the AT&T Wireless contract and patents/intellectual property rights related to Allen’s geolocation product line. These intangible assets were valued by an independent valuation firm using valuation methods based on projected revenues.
The original value of these intangible assets was determined using projected revenues that included the $8.7 million of deferred PSAP integration revenue. As part of the company’s restatements, the original intangible asset values were recalculated after eliminating the $8.7 million from the future revenue projections. For consistency and accuracy purposes, this calculation was reviewed by the independent valuation firm that determined the original intangible asset values. The firm concluded that management had accurately captured the impact of eliminating the $8.7 million of projected revenue on the original valuation of these intangible assets.
Therefore, the company’s restatements include a reduction in the intangible assets values recorded on the opening balance sheet of $1.4 million. Amortization expense was restated to reflect these adjusted intangible asset values.

Comment #4
What impact did the revenue and related restatements have on the deferred tax asset on the opening balance sheet.
Response:
The net deferred tax asset on the opening balance sheet decreased $1.7 million as a result of the restatements. The deferred tax asset was reduced by $2.2 million as a result of eliminating the deferred revenue of $8.7 million, net of the related capitalized costs (inventory) of $2.9 million, at the company’s effective tax rate of 38.2%. The deferred tax liability was decreased by $0.5 million as a result of reducing intangible assets by $1.4 million at the company’s effective tax rate of 38.2%.
If there are further questions, please contact the undersigned at (708) 873-3300.
Very truly yours,
/s/Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Foley & Lardner LLP)